Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Advertisement:

The following interview may feature a client partner of Investor Brand Network. IBN may have been compensated for the production of this interview. Please be sure to read our entire disclaimer for full disclosure. Thank you. Here today is your host, Stuart Smith.

Stuart Smith: Welcome one, welcome all to another online business briefing today brought to you by the Investor Brand Network. Today, we’re lucky enough to be joined by Lotttery.com, specifically the co-founder and chief executive officer for the company, Tony DeMatteo. Tony, how are you today?

Tony DeMatteo: I’m well, thank you, Stuart. I appreciate you having me on.

Stuart Smith: Absolutely, Tony. I’m going to go out here on a limb and I’m going to say you might have something to do with lotteries with the name like Lotttery.com. I’m just kidding, I’ve been to your website. It’s fantastic. It is so easy to navigate, listeners, but we’re going to learn about it straight from you. Give us a little bit about the history of the company and tell us about the last year specifically with this global pandemic going on.

Tony DeMatteo: Absolutely. We started the company about six years ago and prior to that, my co-founder and I, we were both running our own separate companies as our day jobs. We got together and we started building things on the side, various tech projects, and with the thesis that we should build things that are going to happen or that are inevitable to happen and looking the very far, hopefully, farsightedness to see what’s coming. If we find something that we know is going to happen, maybe we should just be the guys that go and build that.

That’s what we did, and one of those projects was Lotttery.com. The idea was simple enough, is just-- The lottery is a legacy industry. It’s very retail-based. You walk in with paper money, you walk out with a paper ticket and that’s about it. We knew that eventually, the lottery would have to go digital, so that’s sort of what we started. It’s just a legal way to play the lottery from your phone or laptop, et cetera.

Games like Powerball make millions whatever your state games are, that’s effectively the gist of it. I’ll say it took us about five years of those six years. It took us five years to open up five states. Then just actually because of COVID, if there is a silver lining, it’s been that it has really accelerated our business, so in five states in five years and then seven states in the sixth year, just in the last year.

Our pace of market expansion has really accelerated because once the quarantine set, the state revenue of all of those lottery games effectively went to zero because obviously if you can’t go to the store you can’t play unless you have a product like us.

Bell2Bell Transcript
1

Stuart Smith: Yes, absolutely. Again, as you put it so well, if there is a silver lining to this, it’s companies knowing how to navigate now this new normal, but your company, this fell into your lap. As you pointed out, five states in five years, seven states in the last year. That brings you to 12 states. Let’s talk about the addressable market here in the United States and the global market if your company plans on global expansion.

Tony DeMatteo: Yes, that’s right. It’s about an $80 billion market domestically and less than 1% of all sales in the US are now done online. There’s a huge expansion opportunity there. Then as you look international, it’s around 400 billion in the rest of the world in total lottery sales. We do intend to expand internationally pretty aggressively either through directly entering those markets or through partnerships or some M&A activity.

Stuart Smith: We’ve seen other companies in the periphery of what you’re doing, specifically, I’ll speak to DraftKing since I’m an early investor in them. We’ve seen them grow by leaps and bounds due to COVID because people have realized even when the pandemic is under control, they may not be so willingly wanting to go to a convenience store or a casino in the case of DraftKings to place their bet, in your case, a convenience store. This makes it so easy.

Again, listeners, you just have to go to Lotttery.com to see what I’m talking about. You pick your game, you pick your numbers and you’re in. It’s just that easy. Talk to me a little bit, you mentioned you’re co-founder. Talk to me about your partner and a little bit about your backgrounds. Obviously, you guys have a severe or an intense IT background, I would assume.

Tony DeMatteo: Yes, we are. We’re both, I think, tech guys at heart. Matt is very much self-trained and when I met him, he was the CEO of the world’s largest concierge company and really turned that company around from a, again, a very legacy company and then modernize them and help them to advance their technology as well as just their overall performance.

Bell2Bell Transcript
2

My story is, I barely graduated high school, got into tech very early. College, I just realized it was not for me. Just dove into the world and I’ve really just been a pure hardcore entrepreneur since. When the two of us met, as I mentioned, we just wanted to build things that should exist or that are going to happen and we said, “Look, this is all we’re going to do.”

Once we started Lotttery.com, at the time it was called AutoLotto, that’s the name of the company we started with, it just became our entire sole focus. He left his company, I sold my company and we’ve just been all in on this ever since.

It’s maybe important to understand, we don’t have a game background, which I think sometimes is important when you’re trying to advance or disrupt an industry or change it is coming from an outside perspective, because we know when we started the company everybody basically told us like, “This is impossible. Don’t bother you.” Like, “You’re never going to be able to do this. You’re never going to be able to get states to say yes to you, and just don’t try, it’s too hard,” but having that outside perspective we figured it out.

Stuart Smith: Well, let’s talk about that. Let’s talk about 2020, because obviously as we pointed out at the outset, five years for five states, seven states in the last year, how did 2020 go down? How do you bring in these new states?

Tony DeMatteo: Once the quarantine happened, the states became much more amenable or open to us entering those states and doing what we do in a completely legal and compliant way. They’ve just realized that this is the new normal. Everybody has to prepare and understand that there may be further quarantines down the road. We don’t know what those are going to be.

I think this is very similar-- Whenever you have a black swan event like COVID, something that’s never happened before, it changes the way people think about going forward. The same things were true is just that the lottery must go online eventually for a lot of different reasons. Some are just that you have a traditional aging player base that is eventually going to age out and it’s been very difficult for lotteries to get millennials and younger generations to play.

What we found is that it’s not because they don’t want to play, it’s that they, number one, don’t go to the store, and number two, they don’t carry cash. We checked the boxes on all of those things and could make it still a very fun and simple experience for everybody.

Bell2Bell Transcript
3

Stuart Smith: How do you make your money? Talk to me about the revenue model.

Tony DeMatteo: Sure. Domestically it’s very simple as we charge a service fee or a convenience fee. Think of us in the same way as like a DoorDash or Uber Eats. We’re not the restaurant, we don’t cook the meals, we just go get it for you and bring it to you. It’s called the carrier model.

It looks and feels like you’re buying a lottery ticket from us when you’re on the app, what you’re actually doing is you’re asking us to go buy a ticket on your behalf, and then manage the interest of that ticket. We check the numbers, we redeem the winnings, we cash you out. We handle all of that in a purely digital experience.

We have dedicated facilities that do this in every state that we operate in. There’s no way that a ticket gets lost or misplaced, and we have multiple safeguards to make sure that whatever the numbers that you’ve ordered is the ticket that is actually printed out, and we hold that for you and redeem it.

Stuart Smith: Let’s talk about the competitive landscape then and your competitive advantages.

Tony DeMatteo: Sure. There’s one or two, I think, competitors in our space. They tend to lag behind us when we open up new states. I think we’re operational in more states than anybody else, but I think they’re good and fair competitors.

Some of our advantages are, or simply, one I think is we have just a much bigger vision than anybody else. Our vision is really to become a global marketplace for all types of games of chance. Think of like the Amazon of games of chance or the Amazon of lottery, meaning we can-- Wherever you’re on the planet, you open up our app, we verify your identity, your location, and your age, obviously. Then we want to be able to show you whatever games you’re legally allowed to play at that moment in time and space. I think that’s just a very different perspective and vision than some of our competitors have and it’s a very big pie.

There’s room for competitors, for sure, but I think we are one definitely the leader and first to market. Another one of our advantages is, obviously, we are a Lotttery.com, meaning we have a tremendous amount of brand equity and trust inherent in who and what we are. We’re also the world’s largest lottery data provider to digital publishers around the world, including Google and we also power Amazon Alexa.

Bell2Bell Transcript
4

If you ask Alexa, what are the results of the Powerball drawing? She’ll tell you that. That’s powered by us for 600 plus games in, I think, 40 plus countries, all different types of games without a distinct Alexa skill installed.

Stuart Smith: Very cool. Listeners, once again, we’re speaking to Tony DeMatteo, co-founder, and CEO of Lotttery.com. Well, are you a public company and if you’re not a public company, will you go public?

Tony DeMatteo: We’re in the process of actually going public through a SPAC with the Trident Acquisitions Corporation, the symbol is TDAC on the NASDAQ. We’re doing very well and we’re very excited about it. Once the business combination happens, we’ll go from TDAC to LTRY as our symbol, and we expect that to happen around May of this year. It’s mostly dependent on how long the SEC takes to do their thing to get all the paperwork filed, et cetera.

We’re very excited about that, and I’ve always thought that we are destined to be a public company. We have a dominant brand, a dominant URL, and it’s only natural for us to play in the public markets.

Stuart Smith: Agreed. I think somebody else agrees with me and it’s the CEO of the company I mentioned earlier, DraftKing CEO, Jason Robbins. He’s an early investor in your company. That’s got to be a big pat on the back of validation for who you are and how you’re doing it.

Tony DeMatteo: Yes, absolutely. As you know, Jason’s been phenomenal. He wrote one of our first checks, personally, in our early seed round, and he’s been a great advisor as we’ve gone along. Obviously, DraftKings has had tremendous success through their SPAC. I think that also speaks to just the SPAC as a mechanism to go public.

I don’t want to get it wrong, but it’s roughly, I think, 50% of IPOs last year were done through SPACs. This is a proven way to do it and it works. It’s a huge accelerant if you’re the right type of company and, for us, it was the right step forward.

Stuart Smith: Very true. Well, let’s wrap up this interview talking about the goals for the company in 2021. How will blockchain play into who you are going forward?

Tony DeMatteo: That’s a great question. Blockchain for us is, obviously, we’re incredible blockchain enthusiasts and, for us, I think the next evolution of our blockchain technology will be where we can operate our own blockchain-based game where we can tie somebody’s identity and location and ticket all together on a chain, but we can then also administrate the draws on-chain.

Bell2Bell Transcript
5

Whereas, obviously, the benefit to doing that is you don’t have to necessarily trust the company, is that you trust the technology and you trust the chain for transparency and legitimate results. There’s nothing that can go wrong there. That, I think, is the future of all real money gaming, in my opinion, is that all of these things must migrate to being on-chain so that there’s no question about legitimacy or accuracy of any of the results of any game of chance.

Stuart Smith: Well, listeners, once again, we’re speaking with Tony DeMatteo, co-founder, and CEO of Lotttery.com. Tony, thanks so much for your time today. We look forward to great things from you and Lotttery.com here in 2021, and well beyond. Thanks, Tony.

Tony DeMatteo: Thank you, Stuart. Appreciate it.

Stuart Smith: Absolutely, for Tony DeMatteo. This is Stuart Smith, saying thanks so much for listening.

Advert: This audio production is an original broadcast provided by Bell2Bell B2B, and all rights are reserved. B2B is your primary destination for informative updates and exclusive interviews with executives operating in fast-moving industries. We make market hours more informative with deep dives into the stocks on our watch list and in-depth examination of the trends guiding North American markets forward.

Bell2Bell is another trusted brand under the Investor Brand Network, IBN. IBN may receive payments for corporate communication relations, as well as various press releases and social media solutions provided to its clients and partners.

You should assume that officers and directors of IBN or financial analysts mentioned hold a position in and may intend to trade the securities for their own accounts. This interview is not an offer or recommendation to buy or sell securities. Information in this broadcast is presented solely for informative purposes and is not intended to be or shouldn’t be construed as investment advice.

As in all investments, investment in the featured company carries an investment risk. Listeners should review the company thoroughly with a registered investment advisor or registered stockbroker. This audio interview by IBN is not purported to be a complete study of the featured company or other companies mentioned.

Information used and statements of facts have been obtained from featured company and other sources, but not verified nor guaranteed by IBN as to completeness and accuracy. Such information is subject to change without notice. Please see our full disclaimers and disclosures at investorbrandnetwork.com.

[00:15:57] [END OF AUDIO]

Bell2Bell Transcript
6